December 22, 1999

U.S. Securities and Exchange Commission
Washington, D.C. 20549

                              Re: Regen Environmental Inc.
                                  Form 10-SB, filed June 11, 1999
                                  File no. 0-25263

Dear Sir/Madam:

The following sets forth the Company's responses to the SEC's comment letter dated September 17, 1999 which have been incorporated into a Form 10SB-12G/A filed on behalf of the
Company:



Item 1 - Description of Business

1. The Company's activities are being developed as vertically integrated products contributing to a bioenvironmental portfolio. That is to say we are seeking, wherever possible, to develop and produce the raw materials to feed our primary business of remediation. For example we are planning the facilities to manufacture new activated carbon product in locations where suitable coconut is grown to feed our reactivation business around the world with the new material necessary to maintain working volumes of the granular activated carbon in client's filtration systems. Similarly in the metals remediation area we will have the rights to manufacture the biologically produced adsorbent materials to feed our remediation systems where the size of the project and its duration make this economically sensible. This type of vertically integrated approach, where we control the production of our raw materials as well as the remediation process for our clients enables us to protect our technology from our competitors involvement in our business as suppliers to it. We also gain the advantage of controlling our own competitive commercial position with our clients in terms of price, service levels and supply lines.


2. There are no assurances that the Company will be able to implement its business plan or continue its operations as an ongoing concern. There is also no guarantee that, even if the Company is able to implement its business plan, its operations will result in profitability in the near or long term.

3. To assist in the marketing of its technologies the Company has established links with the UK remediation body CLAIRE. This is a public organization supported by the UK government, with the objective of bringing together new remediation technologies with the owners of contaminated sites in the UK under strictly controlled, monitored testing projects leading to a recommendation and promotion of the successful technologies. While the organization covers a wide range of remediation needs it can provide those companies approved to run trials under its auspices with independently assured recommendations and publicity of the success of trails. Regen has been invited to run trials in the future, in particular in the areas using the phytoremediation techniques and metals recovery, on a site selected and monitored by CLAIRE. The timetable for test remains open to us is over the next two years. The link to CLAIRE has also been followed in a similar fashion to the European Union Environment Directorate DGXI. These contacts open similar opportunities to the ones offered by CLAIRE for the UK plus the additional opportunity to be put forward, where the Regen technologies are suitable, in areas of European Union external overseas investment in environmental projects.

4. Assuming the investment funding is available as expected under the terms agreed with the investors, the Company expects to be in a position to operate without further cash injection throughout the first financial year from the initial infusion of
funds.   In the mean time revenues will be generated from
commercial activity in the Metals and Carbon businesses in the next twelve months. Initial revenues are expected from the metals business during the last quarter of 1999 while the first operational revenues from the Carbon business will fall at the end of quarter two 2000.

Should the planned investment funds not be available operations will not cease with the projects above. The effect would be constraining on development of short-term revenue and expansion plans but a short-term contingency plan would be implemented to ensure our live business opportunities remain in tact while another source of funds is sought.

The acquisition of alternative funds would be achieved through equity funding and this would be sought internationally, reflecting the markets where we will be operating in future. The resulting delays would effect longer-term development projects in the metals remediation technology and the hyperaccumulation research in the land remediation area, delaying our ability to invest in them. In addition it would delay our ability to support the vertical integration of the carbon business to underpin the supply of raw materials for our own plant. However this could be managed into a short-term effect on revenues through focusing on acceleration of some of the out-sourced service installations we recognise as opportunities now.


5. During the year 1997 to 1998 the acquisition of the Atrium Group of Companies resulted in the three Directors of the Atrium Group of Companies, Christopher Every, Patrick Foss Smith, and Bernard Gray acquiring shares in the Regen Group of Companies to the values detailed below.

Under the terms of the acquisition transaction the three Atrium
Directors acquired shares in Regen at a value of 10 cents each for the Atrium Companies as follows:

Atrium Director          Number of Share          % Regen Shares
Issued
Patrick Foss-Smith           1,676,132                     15.7%
Bernard Gray                 1,676,132                     15.7%
Christopher Every            1,676,132                     15.7%
In addition each of these individuals became a officer of Regen Environmental Inc as detailed earlier in this filing.

Apart from this transaction to the best of Management's knowledge, during the fiscal year ended December 31, 1997 and 1998, there was no further material transactions, or series of similar transactions, since the beginning the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

CERTAIN BUSINESS RELATIONSHIPS:

During the fiscal years ended December 31, 1997 and 1998, there were no material transactions between the Company and its management.

6. The requested changes have been made and instructions followed.